As filed with the U.S. Securities and Exchange Commission on January 3, 2025

Securities Act File No. 333-276309

Investment Company Act File No. 811-23924

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 1	☒

and

THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 4	☒

StepStone Private Credit Income Fund

(Exact name of Registrant as specified in charter)

128 S Tryon St., Suite 880

Charlotte, NC 28202

(704) 215-4300

(Address and telephone number, including area code, of principal executive offices)

Robert W. Long

Chief Executive Officer

StepStone Group Private Wealth LLC

128 S Tryon St., Suite 1600

Charlotte, NC 28202

(Name and address of agent for service)

COPY TO:

Ryan Brizek

Simpson Thacher & Bartlett LLP

900 G Street, N.W.

Washington, DC 20001

Approximate Date of Commencement of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

☒

Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

☐

Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐

Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box):

☒	immediately upon filing pursuant to Rule 462(d) under the Securities Act.

If appropriate, check the following box:

☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

☐

This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

☐

This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

☒

This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: 333-272265

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).

☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☒	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”)).

☐

If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☒	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

EXPLANATORY NOTE

This Post-Effective Amendment to the Registration Statement on Form N-2 (File Nos. 333-276309 and 811-23924) of StepStone Private Credit Income Fund (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of adding audited and unaudited financial statements of Cresset Partners Private Credit Fund, LLC as exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment consists only of a facing page, this explanatory note and Part C of the Registration Statement setting forth the exhibits to the Registration Statement. This Post-Effective Amendment does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C

Other Information

Item 25. Financial Statements and Exhibits

(1)	Financial Statements:

Part A:

(a)	None.

Part B:

(a)	Report of Independent Registered Public Accounting Firm, Statement of Assets and Liabilities, Notes to Financial Statements.(3)

(2)	Exhibits:

(a)

(1)	Certificate of Trust (1)

(2)	Declaration of Trust (1)

(4)	Amended and Restated Agreement and Declaration of Trust(3)

(b)	Form of Bylaws(3)

(c)	Not applicable.

(d)	Not applicable.

(e)	Dividend Reinvestment Plan(3)

(f)	Not applicable.

(g)	(1) Investment Advisory Agreement(3)

(2)	Form of Sub-Advisory Agreement(3)

(3)	Form of Sub-Sub-Advisory Agreement(3)

(h)	Form of Distribution Agreement(3)

(i)	Not applicable.

(j)	Form of Custody Agreement (3)

(k)	(1)(a) Form of Fund Accounting Agreement(3)

(1)(b)	Form of Sub-Administration Agreement(3)

(1)(c)	Form of Loan Administration Agreement(3)

(2)	Form of Expense and Limitation and Reimbursement Agreement(3)

(3)	Distribution and Shareholder Services Plan(3)

(4)	Multiple Class Plan Pursuant to Rule 18f-3 (3)

(5)	Form of Transfer Agency Services Agreement(3)

(l)	Opinion and Consent of Dechert(3)

(m)	Not applicable.

(n)	(1) Consent of Independent Registered Public Accounting Firm for the Registrant(4)

(2) Consent of Independent Registered Public Accounting Firm for Cresset Partners Private Credit Fund, LLC(4)

(o)	(1) Audited Consolidated Financial Statements of Cresset Partners Private Credit Fund, LLC for the period ended December 31, 2023.(4)

(2) Unaudited Consolidated Financial Statements of Cresset Partners Private Credit Fund, LLC for the period ended September 30, 2024.(4)

(p)	Form of Subscription Agreement(3)

(q)	Not applicable

(r)	(1) Joint Code of Ethics of the Registrant and the Adviser(3)

(2) Code of Ethics of the Adviser and Sub-Adviser(2)

(s)	(1) Power of Attorney (3)

(2) Power of Attorney for Terry Prather(4)

(1)	Incorporated by reference to the corresponding exhibit of the Registrant’s Registration Statement on Form N-2 filed on December 29, 2023.
(2)	Incorporated by reference to the corresponding exhibit of StepStone Private Infrastructure Fund’s Registration Statement on Form N-2 filed on July 11, 2023.
(3)	Incorporated by reference to the corresponding exhibit of the Registrant’s Registration Statement on Form N-2 filed on May 22, 2024.
(4)	Filed herewith.

Item 26. Marketing Arrangements

Not applicable.

Item 27. Other Expenses of Issuance and Distribution

Not applicable.

Item 28. Persons Controlled by or Under Common Control

As of December 31, 2024, StepStone Private Credit Income Fund is the sole member of CRDEX LLC, a Delaware limited liability company.

No other person is directly or indirectly controlled by or under common control with the Registrant, except that the Registrant may be deemed to be controlled by SPW, the investment adviser to the Registrant, and StepStone Group LP, the sole shareholder of the Registrant. The Adviser was formed under the laws of the State of Delaware. StepStone Group LP was formed under the laws of the State of Delaware. Additional information regarding the Adviser is set out in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-117639).

Item 29. Number of Holders of Securities

As of December 19, 2024:

Title of Class	Number of Record Holders
Shares of Beneficial Interest for Class D	1
Shares of Beneficial Interest for Class I	88
Shares of Beneficial Interest for Class S	1
Shares of Beneficial Interest for Class T	2

Item 30. Indemnification

Reference is made to Article 5.2 of the Fund’s Agreement and Declaration of Trust filed as Exhibit (a)(3) to this Registration Statement. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to the Advisers, officers and controlling persons of the Fund pursuant to the foregoing provisions or otherwise, the Fund has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Fund of expenses incurred or paid by the Advisers, officer or controlling person of the Fund in the successful defense of any action, suit or proceeding) is asserted by the Advisers, officer or controlling person, the Fund will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The Fund hereby undertakes that it will apply the indemnification provisions of the Agreement and Declaration of Trust in a manner consistent with Investment Company Act Release No. 11330 (Sept. 4, 1980) issued by the Securities and Exchange Commission, so long as the interpretation of Sections 17(h) and 17(i) of the 1940 Act contained in that release remains in effect. The Fund, in conjunction with the Advisers and the Fund’s Board of Trustees, maintains insurance on behalf of any person who is or was an Independent Trustee, officer, employee, or agent of the Fund, against certain liability asserted against him or her and incurred by him or her or arising out of his or her position. In no event, however, will the Fund pay that portion of the premium, if any, for insurance to indemnify any such person or any act for which the Fund itself is not permitted to indemnify.

Item 31. Business and Other Connections of Adviser

A description of any other business, profession, vocation, or employment of a substantial nature in which the Adviser, and each executive officer or partner of the Adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set out in Registrant’s Prospectus in the section entitled “Management of the Fund” and in the section of the Statement of Additional Information captioned “Management of the Fund.” The information required by this Item 31 with respect to each director, officer or partner of the Adviser is incorporated by reference to Form ADV with the Securities and Exchange Commission pursuant to the Investment Advisers Act of 1940, as amended (File No. 801-117639).

Item 32. Location of Accounts and Records

The Administrator maintains the required accounting related and financial books and other records of the Registrant at 128 S Tryon St., Suite 1600, Charlotte, NC 28202.

Item 33. Management Services

Not Applicable.

Item 34. Undertakings

1.

The Registrant hereby undertakes to suspend the offering of its shares until it amends its prospectus if (a) subsequent to the effective date of its registration statement, the net asset value declines more than 10 percent from its net asset value as of the effective date of the Registration Statement or (b) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

2.	Not Applicable.

3.	The Registrant hereby undertakes:

(a)	to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(2)

to reflect in the prospectus any facts or events after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(3)

to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(b)

that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)	that, for the purpose of determining liability under the Securities Act to any purchaser:

(1)	if the Registrant is relying on Rule 430B:

(A)

Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)

Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(2)

that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

(e)	that, for the purpose of determining liability under the Securities Act to any purchaser:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act of 1933;

(2)	free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(3)

the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4.	The Registrant undertakes that:

(a)	Not applicable; and

(b)

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

5.	Not applicable.

6.	Not applicable.

7.

The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, any Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended (the “1933 Act”) and the Investment Company Act of 1940, as amended, StepStone Private Credit Income Fund has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Charlotte and State of North Carolina on the 3rd day of January 2025.

STEPSTONE PRIVATE CREDIT INCOME FUND

By:	/s/ Robert W. Long
Name:	Robert W. Long
Title:	Trustee

Pursuant to the requirements of the 1933 Act, this Amendment to the Registration Statement has been signed by the following persons in the capacities indicated on the 3rd day of January, 2025.

Signature	Title	Date

/s/ Robert W. Long Robert W. Long	Trustee, President and Principal Executive Officer	January 3, 2025

/s/ Kimberly Zeitvogel Kimberly Zeitvogel	Principal Financial Officer and Treasurer	January 3, 2025

/s/ Tom Sittema* Tom Sittema	Trustee	January 3, 2025

/s/ Terry Prather* Terry Prather	Trustee	January 3, 2025

/s/ Tracy G. Schmidt * Tracy G. Schmidt	Trustee	January 3, 2025

/s/ Ron D. Sturzenegger *	Trustee	January 3, 2025
Ron D. Sturzenegger

*By:	/s/ Robert W. Long
Robert W. Long
As Attorney-in-Fact

January 3, 2025

*

Power of Attorney. The original powers of attorney authorizing Robert W. Long to execute the Registration Statement, and any amendments thereto, for the trustees of the Registrant on whose behalf this Amendment is filed have been executed and are incorporated by reference herein to Item 25, Exhibit (t).

Schedule of Exhibits to Form N-2

Exhibit No.	Exhibit
(n)	(1) Consent of Independent Registered Public Accounting Firm for the Registrant

(2) Consent of Independent Registered Public Accounting Firm for Cresset Partners Private Credit Fund, LLC

(o)	(1) Audited Consolidated Financial Statements of Cresset Partners Private Credit Fund, LLC for the period ended December 31, 2023.

(2) Unaudited Consolidated Financial Statements of Cresset Partners Private Credit Fund, LLC for the period ended September 30, 2024.

(s)	(2) Power of Attorney for Terry Prather